Exhibit 99.1

Real Messenger Announces Receipt of Nasdaq Notification Letter Regarding Stockholders’ Equity Deficiency

Costa Mesa, CA – April 8, 2026 - Real Messenger Corporation (“Real Messenger” or the “Company”) (Nasdaq: RMSG), an innovative chat-based platform reimagining real estate connections, today announced that it received a notification letter from The Nasdaq Stock Market LLC (“Nasdaq”) dated April 6, 2026, notifying the Company that, based on the reported stockholders’ equity of $1,110,873 of the Company as reported in its unaudited interim financial report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2026, it was no longer in compliance with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(b)(1) requires listed companies to maintain stockholders’ equity of at least $2,500,000.

The Nasdaq notification does not affect the listing of the Company’s securities at this time. The notification provides the Company has until May 21, 2026, or 45 calendar days from the date of the notification, to submit to Nasdaq a plan to regain compliance with Nasdaq Listing Rule 5550(b)(1). The Company intends to regain compliance within the applicable compliance period and is currently working on a plan including financial projections.

If the plan is approved, Nasdaq can grant an extension of up to 180 calendar days from the date of the letter to evidence compliance.

About Real Messenger Corporation

Real Messenger Corporation (Nasdaq: RMSG) is a real estate technology platform headquartered in Costa Mesa, CA. Founded in 2022, Real Messenger is transforming real estate engagement by connecting agents, buyers, sellers, and other industry participants within a unified, social platform. With users across 35 countries, Real Messenger’s primary reach is in the U.S., with notable growth in key markets such as the U.K. and Australia.

With over 1 million users, Real Messenger is building a vibrant global community, creating a dynamic space for real estate connections, insights, and experiences. In recognition of its impact, Real Messenger was named to the 2023 HousingWire Tech 100 list, and its CEO, Thomas Ma, was honored in Inman’s “Best of Proptech” awards in 2023.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication and on the current expectations of Real Messenger’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Real Messenger. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

If any of these risks materialize or Real Messenger’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Real Messenger does not presently know, or that Real Messenger currently believes are immaterial that could also cause actual results to differ from those contained in the forward- looking statements. In addition, forward-looking statements reflect Real Messenger’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this communication should be regarded as a representation by any person that the forward- looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of Real Messenger described in Real Messenger’s Form 20-F initially filed with the SEC on July 31, 2025, as amended, including those under “Risk Factors” therein. Real Messenger anticipates that subsequent events and developments will cause its assessments to change. However, while Real Messenger may elect to update these forward-looking statements at some point in the future, Real Messenger specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Real Messenger’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

Real Messenger Corporation

ir@real.co